LabStyle Innovations Corp.

40 E. Main Street, Suite 759

Newark, DE  19711

January 28, 2013

Via Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LabStyle Innovations Corp.

Registration Statement on Form S-1

File No. 333-186054

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-186054) filed with the Securities and Exchange Commission (the “Commission”) by LabStyle Innovations Corp. (the “Company”) on January 16, 2013 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require additional information, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Pursuant to the requirements of the Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Company, in Tel Aviv, Israel, on the January 28, 2013.

Sincerely,

LABSTYLE INNOVATIONS CORP.

By:	/s/ Mordechi Hershkowitz
Name: Mordechi (Motty) Hershkowitz Title: Chief Financial Officer, Treasurer and Secretary